EXHIBIT 4.46

                                                                   June 20, 2003

To the Holders
      of the 6% / 12% Secured Notes
      (formerly the 20% Secured Notes)

      We hereby seek your approval for the extension of the maturity date of the 6% / 12% Secured Notes from July 1, 2003 until September 30, 2003. This extension will enable us to satisfy the Notes in a manner that meets the needs of both the Noteholders and the Company.

      Our cash resources are currently inadequate to allow us to pay the Notes at maturity in cash. Further, though we have the right to pay the Notes and certain similar debt obligations in Common Stock at maturity, at the $.30 closing price of our shares on May 30, 2003 this would have required issuance of 15,857,000 shares, a number which exceeds the 12,633,370 shares now outstanding and also exceeds the number of shares available for issuance. Accordingly, we have submitted to our stockholders for approval a proposed amendment to our Certificate of Incorporation increasing the authorized shares of Common Stock.

      At the Annual Meeting of Stockholders we are also seeking approval of the creation of a new class of "blank check" Preferred Stock. The existence of a blank check Preferred Stock would also allow us to offer payment of the debt through issuance of a security which would have rights more beneficial to the investors and superior to the Common Stock, which we would otherwise be forced to use. For example, the Preferred Stock could have significant liquidation preferences over the Common Stock, and could be convertible at the option of the holder. Thus investors would be given, for the first time, the opportunity to have liquidity on their investment. To protect investors in the Notes against the extraordinary dilution which would occur through issuance of the tremendous number of shares of Common Stock now required to satisfy the debt, there could also be limitations on the magnitude of sales of the Common Stock issued in conversion at any time, depending on market conditions. Of course, these are just illustrations. Whether the investors will prefer to receive Preferred Stock instead of Common Stock and the terms of the Preferred Stock are yet to be discussed. For that reason, some time is necessary to allow these discussions to occur.

      Accordingly, to allow time for the orderly payment of the Notes and to avoid the adverse consequences of a default, we would appreciate your agreeing to the extension by executing and returning the attached copy of this letter.

                                           Very truly yours,


                                           Leonard Osser
                                           Chairman & Chief Executive Officer

Accepted and approved this
     day of June 2003

[Note Holder.]


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